Exhibit 99.1

NEWS RELEASE

YAMANA GOLD COMPLETES FORMAL OFFER FOR MERIDIAN GOLD; ACQUIRES
APPROXIMATELY 90% OF MERIDIAN SHARES

Toronto, Ontario, November 5, 2007 – YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that it has taken up and accepted for payment an additional 13.3 million common shares of Meridian Gold Inc. as part of the ordinary course extension of its offer. Together with the approximately 78 million shares previously taken up and accepted for payment, Yamana now owns 90,813,237 million shares, representing approximately 90 percent of the outstanding common shares of Meridian.

Yamana offered to acquire all of the outstanding common shares of Meridian on the basis of C$7.00 cash plus 2.235 Yamana common shares for each Meridian share. The Yamana offer commenced on July 19, 2007 and expired at 12:00 am (EST) on November 2, 2007.

Yamana expects to complete its acquisition of Meridian in the ordinary course through a plan of arrangement in which Meridian common shares not acquired under the Yamana offer will be acquired for the same consideration as under the Yamana offer as is customary in transactions of this sort.  Upon completion of the arrangement, Meridian will become a wholly-owned subsidiary of Yamana. Yamana expects to complete the plan of arrangement by year end.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. With the purchase of Meridian Gold, the company now also owns mines and properties in Chile, Mexico and the United States. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

MEDIA CONTACT:
Mansfield Communications Inc.

Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION:
Jodi Peake Vice President, Investor Relations
(416) 815-0220 Email: investor@yamana.com
www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; and general economic conditions. Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of Northern Orion, Meridian and Yamana not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana, Northern Orion and Meridian filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Meridian filed with the United States Securities and Exchange Commission. Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.